Exhibit 1
How do I exercise my subscription right?

    If you are a record holder, shortly after the record date you will receive a subscription rights certificate which will evidence the number of subscription rights issued to you (delivery expected during the week of June 17, 2013).  If you wish to exercise your subscription rights, you should complete the section on the back of the certificate entitled “FORM 1- EXERCISE OF SUBSCRIPTION RIGHTS”, which is the exercise form set forth on the back of the subscription rights certificate (example attached on the following page) and send the certificate, accompanied by the subscription price, to the U.S. subscription agent. The subscription rights certificate, together with full payment of the subscription price, must be received by the U.S. subscription agent on or prior to the expiration date of the rights offering.

    If you are a beneficial owner of our ordinary shares or Series J warrants and hold them through a broker, dealer, bank or other nominee, rather than in your own name, and you wish to exercise your subscription rights, your nominee should send you a notice (during the week of June 17th) instructing you as to the proper time and procedure for exercise and payment of the subscription price. If you do not hear from your nominee, you should contact your nominee to exercise your subscription rights sufficiently in advance of the expiration of the subscription period (expiration date is June 27, 2013) in order to ensure timely delivery of the notice reflecting your exercise.

The relevant identification details of each new securities are as follows:

-       The rights CUSIP number is M87915 399 serial No is 1128727, TSEM.R3, ISIN is IL0011287278
-       Warrants 8 CUSIP number is M87915 407 serial number is 1128701, TSEM.W8, ISIN is IL0011287013
-       Warrants 9 CUSIP number is M87915 415, serial number is 1128719, TSEM.W9, ISIN is IL0011287195

    For additional information call AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910 or you may contact our Director of Investor Relations, Noit Levi at noit.levi@towerjazz.com.

DELIVERY OPTIONS FOR SUBSCRIPTION RIGHTS CERTIFICATE

Delivery other than in the manner or to the addresses listed below will not constitute valid delivery.
If delivering by hand: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department P O Box 2042 New York, New York 10272-2042	If delivering by mail or overnight courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

          PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY.

FORM 1-EXERCISE OF SUBSCRIPTION RIGHTS

To subscribe for Units (each Unit comprised of four ordinary shares, six Series 8 warrants and five Series 9 warrants) pursuant to your Subscription Right, please complete line (a) below and sign under Form 4 below.  To the extent you subscribe for more Units than you are entitled under the Subscription Right, you will be deemed to have elected to purchase the maximum number of shares for which you are entitled to subscribe.

(a) EXERCISE OF SUBSCRIPTION RIGHT:

I apply for ______________ Units x      $20.00=   $_______________

(no. of Units)                           (subscription price)           (amount enclosed)

METHOD OF PAYMENT (CHECK ONE)

☐	Check or bank draft payable to “American Stock Transfer & Trust Company, LLC as Subscription Agent.”

☐
Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, LLC, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354624 American Stock Transfer FBO Tower Semiconductor Ltd., with reference to the rights holder's name.

FORM  2-TRANSFER  TO  DESIGNATED  TRANSFEREE

To transfer your subscription rights to another person, complete this Form 2 and have your signature guaranteed under Form 5.

For value received ______________ of the subscription rights represented by this Subscription Rights Certificate are assigned to:

________________________________________________________________

________________________________________________________________

Social Security # __________________________________________________

Signature(s): ______________________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

   FORM 3-DELIVERY TO DIFFERENT ADDRESS

If you wish for the Ordinary Shares and Warrants underlying your subscription rights, a certificate representing unexercised subscription rights or the proceeds of any sale of subscription rights to be delivered to an address different from that shown on the face of this Subscription Rights Certificate, please enter the alternate address below, sign under Form 4 and have your signature guaranteed under Form 5.

    ________________________________________________________________

________________________________________________________________

________________________________________________________________

FORM 4-SIGNATURE

TO SUBSCRIBE: I acknowledge that I have received the Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of Units indicated above on the terms and conditions specified in the Prospectus.

Signature(s): ______________________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

FORM 5-SIGNATURE GUARANTEE

This form must be completed if you have completed any portion of Forms 2 or 3.

Signature Guaranteed: _______________________________________________

(Name of Bank or Firm)

By:_______________________________________________________________

(Signature of Officer)

IMPORTANT:  The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15.

FOR INSTRUCTIONS ON THE USE OF TOWER SEMICONDUCTOR LTD. SUBSCRIPTION RIGHTS CERTIFICATES, CONSULT AST PHOENIX ADVISORS THE INFORMATION AGENT, AT 877-478-5038

May I transfer my subscription rights in an off-market transaction?

    The subscription rights are transferable. Although they will not be listed on a US stock exchange, the subscription rights will be listed for trading for one day on the TASE on June 24, 2013 and may be exercised until June 27, 2013. If you want to transfer your subscription rights other than by selling on the TASE, you must do the following:

1.
If you are a record holder, you will receive a subscription rights certificate evidencing your rights shortly after the record date. Complete the section on the back of the certificate entitled “FORM 2-TRANSFER TO  DESIGNATED  TRANSFEREE” AND “FORM 5 – SIGNATURE GUARANTEE”. See example on the following page.

2.	If you are a beneficial holder, you must contact your broker who will instruct you as to the steps required by such broker to process a transfer of your subscription rights.

The relevant identification details of each new securities are as follows:

    -       The rights CUSIP number is M87915 399 serial No is 1128727, TSEM.R3, ISIN is IL0011287278

    -       Warrants 8 CUSIP number is M87915 407 serial number is 1128701, TSEM.W8, ISIN is IL0011287013

    -       Warrants 9 CUSIP number is M87915 415, serial number is 1128719, TSEM.W9, ISIN is IL0011287195

    For questions regarding your rights transfer, contact our Information Agent for the rights offering AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910 or, you may also contact our Director of Investor Relations, Noit Levi at noit.levi@towerjazz.com.

DELIVERY OPTIONS FOR SUBSCRIPTION RIGHTS CERTIFICATE

Delivery other than in the manner or to the addresses listed below will not constitute valid delivery.
If delivering by hand: American Stock Transfer & Trust Company, LLC Attn: Reorganization Department P O Box 2042 New York, New York 10272-2042	If delivering by mail or overnight courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

          PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY.

FORM 1-EXERCISE OF SUBSCRIPTION RIGHTS

To subscribe for Units (each Unit comprised of four ordinary shares, six Series 8 warrants and five Series 9 warrants) pursuant to your Subscription Right, please complete line (a) below and sign under Form 4 below.  To the extent you subscribe for more Units than you are entitled under the Subscription Right, you will be deemed to have elected to purchase the maximum number of shares for which you are entitled to subscribe.

(a) EXERCISE OF SUBSCRIPTION RIGHT:

I apply for ______________ Units x      $20.00=   $_______________

(no. of Units)                           (subscription price)           (amount enclosed)

METHOD OF PAYMENT (CHECK ONE)

☐	Check or bank draft payable to “American Stock Transfer & Trust Company, LLC as Subscription Agent.”

☐
Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, LLC, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354624 American Stock Transfer FBO Tower Semiconductor Ltd., with reference to the rights holder's name.

FORM  2-TRANSFER  TO  DESIGNATED  TRANSFEREE

To transfer your subscription rights to another person, complete this Form 2 and have your signature guaranteed under Form 5.

For value received ______________ of the subscription rights represented by this Subscription Rights Certificate are assigned to:

________________________________________________________________

________________________________________________________________

Social Security # __________________________________________________

Signature(s): ______________________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

   FORM 3-DELIVERY TO DIFFERENT ADDRESS

If you wish for the Ordinary Shares and Warrants underlying your subscription rights, a certificate representing unexercised subscription rights or the proceeds of any sale of subscription rights to be delivered to an address different from that shown on the face of this Subscription Rights Certificate, please enter the alternate address below, sign under Form 4 and have your signature guaranteed under Form 5.

    ________________________________________________________________

________________________________________________________________

________________________________________________________________

FORM 4-SIGNATURE

TO SUBSCRIBE: I acknowledge that I have received the Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of Units indicated above on the terms and conditions specified in the Prospectus.

Signature(s): ______________________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

FORM 5-SIGNATURE GUARANTEE

This form must be completed if you have completed any portion of Forms 2 or 3.

Signature Guaranteed: _______________________________________________

(Name of Bank or Firm)

By:_______________________________________________________________

(Signature of Officer)

IMPORTANT:  The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15.

FOR INSTRUCTIONS ON THE USE OF TOWER SEMICONDUCTOR LTD. SUBSCRIPTION RIGHTS CERTIFICATES, CONSULT AST PHOENIX ADVISORS THE INFORMATION AGENT, AT 877-478-5038

INSTRUCTIONS TO FACILIATE TRADING ON TASE BY US HOLDERS

THERE IS A SHORT WINDOW OF TIME FOR THE STEPS OUTLINED BELOW TO BE COMPLETED TO PERMIT TRADING BY US HOLDERS OF SUBSCRIPTION RIGHTS ON THE TASE.  ACCORDINGLY, IT IS IMPERATIVE THAT ANY HOLDER WHO WISHES TO TRADE SUBSCRIPTION RIGHTS BEGIN THE PROCESS IMMEDIATELY.  EVEN IF BEGUN IMMEDIATELY, THERE CAN BE NO ASSURANCE THAT THE PROCESS WILL BE COMPLETED IN TIME TO PERMIT TRADING ON THE TASE TRADING DATE.

Subscription Rights are tradable for one day only, June 24, 2013, and only on the Tel Aviv Stock Exchange.  Beneficial owners who wish to trade their subscription rights must first transfer their subscription rights to an account maintained by the beneficial owner with an Israeli broker who is a TASE member.  The normal procedures for trading involving the TASE Clearing House’s Depository Trust Company account will NOT be available.  To facilitate trading by US holders, we have established the following arrangement with our subscription agent, American Stock Transfer & Trust Company, LLC.  The arrangement allows subscription rights to be transferred by DWAC to the subscription agent for credit to the account of TASE’s nominee, Hevra Lerishumim Shel Bank Leumi, for trading by the Israeli broker with whom the beneficial owner has an account.

Subscription rights trades may only be executed on the TASE by an Israeli broker who is a member of TASE.  Accordingly, beneficial owners who wish to trade subscription rights on the TASE must have an account, either directly or through their US broker, with an Israeli broker who is a member of TASE.

Prior to the June 24, 2013 trading date, the TASE account of the Israeli broker who will be acting on behalf of the US broker or beneficial owner must be credited with the subscription rights to be sold.

Transfer of the subscription rights to the Israeli brokerage account rights can be accomplished as follows:

The US broker or other nominee who is a DTC participant and holds the subscription rights initiates a DWAC of the subscription rights to the subscription agent. The  details for the transfer are as follows:

Rights CUSIP: M8915399
DWAC FAST Agent: American Stock Transfer & Trust Company, LLC
FAST AGENT TA Number: 2941

At the same time as the DWAC is initiated, the sending party transmits instructions to the subscription agent by facsimile (718) 765-8734, with a copy to Tower by email to noit.levi@towerjazz.com containing the following information:

For Credit to: Hevra Lerishumim Shel Bank Leumi
Further Credit to: [Name of Israeli broker]
F/B/O: [Name of Israeli Beneficial Owner/Customer]
Number of Subscription Rights Transferred:

For additional information call AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910.

Upon acceptance of the DWAC, the subscription agent will issue a rights certificate in the name of Hevra Lerishumim Shel Bank Leumi and will transmit to Hevra Lerishumim Shel Bank Leumi a copy of the certificate along with the crediting instructions.  Hevra Lerishumim Shel Bank Leumi will then credit the account of the Israeli broker with the appropriate subscription rights. US brokers are urged to check with their TASE broker to confirm that the subscription rights were properly credited.

To ensure crediting by Hevra Lerishumim Shel Bank Leumi of the Israeli brokerage accounts prior to the June 24, 2013 trading date, Hevra Lerishumim Shel Bank Leumi must receive all subscription rights no later than June 20, 2013 at noon Israel time (5:00 am NY time).